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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    NATIONAL CONVENIENCE STORES INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                    NATIONAL CONVENIENCE STORES INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                       WARRANTS TO PURCHASE COMMON STOCK
                       (TITLES OF CLASSES OF SECURITIES)

                                   635570500
                                   635570112
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                            ------------------------

                                A. J. GALLERANO
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                    NATIONAL CONVENIENCE STORES INCORPORATED
                                100 WAUGH DRIVE
                              HOUSTON, TEXAS 77007
                                 (713) 863-2200
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                              EDGAR J. MARSTON III
                         BRACEWELL & PATTERSON, L.L.P.
                        711 LOUISIANA STREET, SUITE 2900
                           HOUSTON, TEXAS 77002-2781
                                 (713) 223-2900

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is National Convenience Stores Incorporated, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 100 Waugh Drive, Houston, Texas 77007. The titles of the classes of equity securities to which this Schedule relates are (i) the Company's Common Stock, par value $.01 per share (the "Common Stock"), including the associated Rights to Purchase Preferred Stock (the "Rights") issued pursuant to the Rights Agreement dated as of August 31, 1995 (the "Rights Agreement"), between the Company and Boatmen's Trust Company, as Rights Agent, and (ii) the Warrants to Purchase Common Stock (the "Warrants") issued pursuant to the Warrant Agreement dated as of March 9, 1993, between the Company and Boatmen's Trust Company, as Warrant Agent.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule relates to the tender offer by Circle K Acquisition, Inc., a Delaware corporation (the "Offeror"), a wholly-owned indirect subsidiary of The Circle K Corporation, a Delaware corporation ("Circle K"), to purchase (i) all outstanding shares of Common Stock, together with the associated Rights, at the purchase price of $20 per share of Common Stock (and associated Right), net to the tendering holder in cash, and (ii) all outstanding Warrants at the purchase price of $2.25 per Warrant, net to the tendering holder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 1995 (the "Offer to Purchase") and the related Letters of Transmittal (which together constitute the "Circle K Offer"). The Circle K Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated September 7, 1995. According to the Offer to Purchase, the principal executive offices of the Offeror and Circle K are located at 3003 North Central Avenue, Phoenix, Arizona 85012.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) Identity.

     The name and business address of the Company, which is the person filing this Schedule, are set forth in Item 1 above.

     (b) Contracts.

     Except as described in Annex A hereto or elsewhere in this Schedule, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates, or (ii) the Offeror, Circle K or their executive officers, directors or affiliates. Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in Annex A hereto, which is incorporated herein by reference.

     (c) Background.

     Following discussions between the Company and Circle K in 1993 and early 1994 concerning the possibility of an exchange of convenience stores, in February 1994 the Company and Circle K reached an agreement pursuant to which Circle K acquired 80 stores in Southern California and Atlanta, Georgia from the Company, and the Company acquired 88 stores in Houston and Dallas, Texas, as well as approximately $9 million in cash, from Circle K. This transaction was consummated in late April 1994.

     In late February 1994, before the store swap transaction was consummated, V.H. Van Horn, President and Chief Executive Officer of the Company, met with John F. Antioco, Chairman, President and Chief Executive Officer of Circle K, at a conference in Scottsdale, Arizona. At this conference, Mr. Antioco proposed to Mr. Van Horn that Circle K acquire the Company. Mr. Van Horn indicated that the Company was not for sale. Shortly thereafter, Mr. Antioco called Mr. Van Horn and said that he had spoken with the principal stockholders of Circle K and that they were interested in meeting with Mr. Van Horn. After consulting with the Chairman of the Company's Board of Directors (the "Board"), Mr. Van Horn agreed to

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such a meeting on the condition that Circle K commit not to undertake an unfriendly acquisition of the Company. On behalf of Circle K and its principal owners, Mr. Antioco made such a commitment.

     On March 24, 1994, Mr. Van Horn met in Phoenix with Mr. Antioco, Bart A. Brown, Jr., who was then Chairman of the Board of Circle K, Savio Tang, the Chief Executive Officer of Investcorp S.A., a Luxembourg corporation ("Investcorp"), a principal stockholder of Circle K, and Chris O'Brien, another Investcorp affiliate. After Mr. Van Horn elicited further representations from each of the Circle K and Investcorp representatives that they would not attempt a hostile takeover or acquisition of the Company as a prerequisite to his agreement to meet, the parties discussed the possible negotiated acquisition of the Company by Circle K. At the end of these discussions, Mr. Van Horn informed the Circle K representatives that he did not believe the Company would accept their proposed transaction. Mr. Van Horn expressed his view that the management and the Board of the Company believed that the long-range plans for the Company, embarked upon in 1993 after the Company emerged from bankruptcy, would result in increased value for the stockholders of the Company in future years, and, therefore, a sale of the Company at that time would not be in its stockholders' best interests. Mr. Van Horn indicated, however, that he thought that the Company would consider a transaction with Circle K if circumstances led the Company's Board to conclude that the Company should be merged or sold. Approximately a week after the March 24 meeting, Mr. Van Horn called Mr. Antioco and informed Mr. Antioco that he had discussed the March 24 meeting with the Board, who had confirmed that it believed a transaction between the Company and Circle K would be inappropriate at that time.

     In the fall of 1994, Mr. Brown called Mr. Van Horn and told him that the Company was vulnerable to a hostile takeover because its stock price was low. Mr. Brown proposed that Circle K acquire the Company in a friendly transaction, and Mr. Van Horn once again advised him that the Company was not for sale at that time.

     On August 7, 1995, Mr. Antioco contacted Mr. Van Horn and requested an immediate meeting with him. The two met on August 8 in Dallas, and Mr. Antioco told Mr. Van Horn that Circle K had decided to acquire the Company and that Mr. Van Horn would receive a letter later that day from Circle K offering to acquire the Company for $17 per share of Common Stock (the "Circle K Proposal"). Mr. Van Horn expressed his view that this price would be unfair to the Company's stockholders and reminded Mr. Antioco of Circle K's previous statements regarding an unfriendly acquisition. Mr. Antioco acknowledged those statements but said that he hoped for a friendly acquisition. He also advised Mr. Van Horn, however, that if the Company did not agree to be acquired by Circle K within three days, Circle K would attempt to seize control of the Company by nominating a number of directors to be elected at the Company's annual stockholders' meeting. Mr. Van Horn stated that he did not believe Circle K would be able to gain control of the Board at the next annual meeting because of the Company's staggered Board. Mr. Antioco indicated that Circle K believed it had found a way to circumvent that provision. Later on August 8, Mr. Van Horn received a letter, a copy of which is filed as Exhibit 17 hereto, from Circle K confirming and describing the Circle K Proposal. On August 9, the Company engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to act as its financial advisor.

     On August 10, the Board met and determined that it would consider the Circle K Proposal. Also at this meeting, the Board amended the Company's Restated By-Laws (the "By-Laws") to increase the vote required to amend the section of the By-Laws dealing with the number of directors of the Company or to adopt a By-Law inconsistent with that section to 75% of the shares of Common Stock eligible to vote at a stockholders' meeting (the "By-Law Amendment"). See
Item 8(a). Following this meeting, Mr. Van Horn called Mr. Antioco and told him that the Company's Board was considering the Circle K Proposal.

     On August 11, the Company received from Circle K a notice that, in connection with the Company's next annual meeting of stockholders, Circle K would propose an amendment to the By-Laws that would increase the number of directors of the Company from eight to seventeen and would nominate a slate of nine candidates for election as directors of the Company. The Company also received notice from Bedford Falls Investors, L.P. ("Bedford"), a stockholder of the Company, that it intended to nominate four persons for election as directors of the Company, to propose, in effect, an amendment to the By-Laws to increase the

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number of directors to be elected at the upcoming annual meeting to five and to nominate a person for election to fill the additional directorship. See Item
8(b).

     On August 31, the Company's Board met and unanimously determined to reject the Circle K Proposal based in part on the opinion dated August 31, 1995 of Merrill Lynch that, as of the date of such opinion and based upon and subject to the matters set forth therein, the proposed cash consideration to be received by the Company's stockholders pursuant to the Circle K Proposal was inadequate to such stockholders from a financial point of view. Also at this meeting, the Board adopted the Rights Agreement, which is described in Item 8(d) of this Schedule, and authorized in concept certain agreements and the amendment of certain employment contracts and benefit plans of the Company, which are described in Annex A hereto.

     On September 5, Circle K announced its intention to commence the Circle K Offer and filed two lawsuits against the Company, which are described in Item 8(c) of this Schedule. On September 7, 1995, the Offeror commenced the Circle K Offer.

     After the close of business on September 14, 1995, the Company received a letter from a third party setting forth an unsolicited proposal to acquire the Company for cash at a significantly higher price than the Circle K Offer (the "Additional Acquisition Proposal").

     At the meeting held on September 18, 1995, the Board considered and reviewed in detail the Circle K Offer and developed the recommendation set forth in Item 4(a) of this Schedule. Also at that meeting, the Board reviewed and discussed the Additional Acquisition Proposal. See also the final paragraphs of Items 8(b) and 8(d).

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation

     THE BOARD HAS UNANIMOUSLY REJECTED THE CIRCLE K OFFER AS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE STOCKHOLDERS AND THE WARRANTHOLDERS OF THE COMPANY. THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF COMMON STOCK (AND ASSOCIATED RIGHTS) AND WARRANTS REJECT THE CIRCLE K OFFER AND NOT TENDER THEIR SECURITIES. A copy of the letter to the Company's stockholders and warrantholders communicating the Board's recommendation and the press release, the text of which is set out in Annex B to this Schedule, issued by the Company on September 18, 1995 are filed as Exhibits 18 and 19 to this Schedule and are incorporated herein by reference.

     (b) Reasons for the Recommendation.

     The Board met on September 18, 1995 to consider the Circle K Offer and related matters. The Board considered the Company's business, financial condition, current business strategy and future prospects, the long-term business outlook in Texas, where all of the Company's stores are located, recent and historical market prices for the Common Stock, the terms and conditions of the Circle K Offer and other matters. In addition, the Company's management and Merrill Lynch each reviewed and updated presentations made earlier to the Board. Also, Merrill Lynch delivered to the Board its opinion dated September 18, 1995 that, as of the date of such opinion and based upon and subject to the matters set forth therein, the proposed cash consideration to be received by the holders of Common Stock and Warrants pursuant to the Circle K Offer was inadequate to such holders, other than Circle K and the Offeror, from a financial point of view.

     In reaching the conclusions and recommendations with respect to the Circle K Offer described above, the Board considered a number of factors including, among other things, the following:

          (i) The Board's familiarity with the Company's businesses, financial condition and future prospects and the Company's opportunities to reap substantial benefits in the future from the various strategic initiatives that the Company has implemented over the past several years, which benefits should accrue to the Company and its securityholders, not Circle K;

          (ii) The fact that the Company has been successfully pursuing a long-term business strategy, and the Board's belief that pursuit of this strategy would produce greater long-term value for the stockholders than would the Circle K Offer;

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          (iii) Significant recent developments involving the Company which should materially enhance future growth and earnings prospects including:
     (a) its implementation in the Dallas/Fort Worth market of Project Breakthrough and the benefits of the scheduled roll out of Project Breakthrough across the Company's entire store base, (b) the automated teller machine agreement with NationsBank of Texas, N.A., under which an automated teller machine will be installed in each of the Company's stores,
     (c) the commercial fleet gasoline credit card arrangement that permits the Company to accept the Wright Express Universal Fleet Card, and (d) the initial results of operations of the Company's new concept store in the Houston area;

          (iv) The Company's recent results, including a threefold increase in earnings for the fourth quarter of fiscal 1995 as compared with the same period in the preceding fiscal year and a substantial increase in unaudited earnings for the first two months of fiscal 1996 as compared with the same period in the prior year (in each case excluding non-recurring gains and losses);

          (v) The written opinion, dated September 18, 1995, of Merrill Lynch that, as of the date of such opinion, the proposed cash consideration to be received by the holders of shares of Common Stock and the holders of Warrants pursuant to the Circle K Offer is inadequate to such stockholders and warrantholders, other than Circle K and the Offeror, from a financial point of view (the full text of such opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Merrill Lynch, is included as Annex C hereto and is incorporated herein by reference and should be read carefully in its entirety by stockholders and warrantholders);

          (vi) The significant conditionality of the Circle K Offer. The Circle K Offer is conditioned, among other things, on the following: (A) there being tendered and not withdrawn a number of shares of Common Stock and Warrants which represents at least three-quarters of the shares outstanding on a fully diluted basis, (B) Circle K being satisfied that the Rights are invalid or inapplicable to the Circle K Offer and Circle K's proposed second-step merger; (C) Circle K being satisfied that, after consummation of the Circle K Offer, the restrictions on "Business Combinations" contained in Section 203 of the Delaware General Corporation Law will not apply to Circle K's proposed second-step merger, (D) Circle K being satisfied that the Circle K Offer and the proposed second-step merger comply with the requirements of Article V of the Company's Restated Certificate of Incorporation (the "Charter"), (E) Circle K being satisfied that it has received sufficient proxies pursuant to its proposed proxy solicitation to increase the size of the Company's Board and to elect its nominees as a majority of the members of the Company's Board, (F) the Company not having entered into any employment, severance or similar agreement or plan, or amendments thereto, with its employees, other than in the ordinary course of business, that provide increased compensation or benefits to such employees as a result of the Circle K Offer or any other change in control of the Company, when in fact the Company already has taken certain actions that may contravene this condition (see Annex A), (G)
     Article IX of the Charter not causing the consummation of the second-step merger to affect adversely the value of the Company, as determined in the Offeror's sole discretion, and (H) a considerable number of further conditions which are subject to Circle K's sole judgment or permit termination of the Circle K Offer for developments which the Company considers immaterial; and

          (vii) The Additional Acquisition Proposal.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Circle K Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

     (c) Other Actions.

     At its September 18, 1995 meeting, the Board determined not to accept the Additional Acquisition Proposal. However, given all available information, including the Additional Acquisition Proposal and other

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indications of interest which the Company had received subsequent to August 8,
1995, the Board also considered and reviewed at the same meeting the desirability of exploring and investigating other alternative transactions. After careful consideration and consultation with management of the Company, the Board instructed management of the Company and Merrill Lynch to explore the Company's strategic alternatives, including a sale of the Company. The Company intends to invite interested parties, including Circle K and the party which made the other proposal, to participate in this process.

     While the Board believes that the execution of its long-term business strategy will create long-term shareholder value, it is committed to determining whether a sale of the Company or some other alternative transaction will achieve superior value for the Company's securityholders. Following the completion of this process, the Board will evaluate all alternatives, including whether any proposal to acquire the Company is in the best interests of the Company and its securityholders. The Board may conclude that the best available alternative is to remain a publicly owned company pursuing its existing strategy.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter dated August 9, 1995 (the "Engagement Letter"), the Company has retained Merrill Lynch as its exclusive financial advisor in connection with (a) any acquisition by a person or group of persons of 5% or more of any class of the Company's equity securities; (b) any solicitation of proxies or shareholder consents in opposition to, or without the support of, the Board of Directors of the Company; or (c) any oral or written offer or proposal (an "Acquisition Proposal") to the Company or any of its stockholders (including, without limitation, the Circle K Proposal) relating to an Acquisition Transaction (as defined below) or an acquisition of any or all of the then outstanding voting capital stock of the Company, and generally in connection with strategic, financial and stockholder relations matters. Merrill Lynch also will assist the Company in analyzing and advise the Company with respect to other transactions specified in the Engagement Letter (each, an "Alternative Transaction").

     "Acquisition Transaction" is defined in the Engagement Letter as, whether effected in one transaction or a series of transactions and whether or not resulting from an Acquisition Proposal, (a) any merger, consolidation, reorganization or other business combination pursuant to which the business of the Company is combined with that of one or more third parties, (b) the acquisition, directly or indirectly, by one or more third parties (including, without limitation, Circle K) of more than 50% of the outstanding voting capital stock of the Company, by way of a tender or exchange offer, negotiated purchases or other means or (c) the acquisition, directly or indirectly, by one or more third parties (including, without limitation, Circle K) of all or a substantial portion of the assets of, or of any right to all or a substantial portion of the revenues or income of, the Company by way of a joint venture, negotiated purchase, lease, license, exchange or other means. With respect to a transaction described in clause (b), the fee payable to Merrill Lynch will be calculated as if all of the then outstanding shares of capital stock of the Company on a fully diluted basis (including stock options) were acquired in the transaction.

     For such financial advisory services, the Company has agreed to pay Merrill Lynch under the Engagement Letter the following fees: (1) a fee of $50,000, payable in cash on the date of the Engagement Letter; (2) a fee in the amount of $200,000, payable in cash upon the public announcement of any Acquisition Proposal or Alternative Transaction; (3) a fee to be mutually agreed upon by the Company and Merrill Lynch in good faith and based on fees paid to major investment banks for similar services considering results achieved and efforts expended, if, on June 30, 1996 neither of the following (i) and (ii) has occurred: (i) a person or group owns or otherwise is the beneficial owner of a majority of the Common Stock and other voting securities, if any, (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of the Company, and (ii) the sale of all or substantially all of the assets of the Company; and (4) if, during the period Merrill Lynch is retained by the Company or within one year thereafter, (a) any Acquisition Transaction or Alternative Transaction is consummated or (b) the Company enters into a definitive agreement which subsequently results in an Acquisition Transaction or Alternative Transaction, an additional fee calculated as follows: (i) if the consideration per share of Common Stock to be received by holders thereof is less than, or equal to, $17.00, then $1,500,000; or (ii) if the consideration per share of Common Stock to be received by holders thereof is greater than $17.00, then the sum of (x) the fee referred

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to in the immediately preceding clause (i) and (y) 2.5% of the difference between the Purchase Price (as defined below), as calculated assuming the per share consideration to holders of Common Stock of $17.00, and the Purchase Price, as calculated assuming the per share consideration to be received by the holders of Common Stock. Any such fee shall be payable in cash upon the closing of such Acquisition Transaction or Alternative Transaction or, in the case of a tender offer or exchange offer, upon the first purchase or exchange of shares pursuant to such tender offer or exchange offer, as the case may be. "Purchase Price" is defined in the Engagement Letter as an amount equal to the sum of the aggregate fair market value of any securities issued and any other non-cash consideration delivered (including, without limitation, any joint venture interest delivered to, or retained by, the Company), and any cash consideration paid, to or by the Company or to its security holders in connection with an Acquisition Transaction or Alternative Transaction and the amount of all indebtedness of the Company or any subsidiary of the Company, which is assumed or acquired by a prospective purchaser or retired or defeased in connection with such Acquisition Transaction or Alternative Transaction.

     The Company has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including all reasonable fees and disbursements of its legal counsel, incurred in connection with its representation of the Company, and to indemnify Merrill Lynch and certain related persons against certain liabilities resulting from or arising out of its performance under the Engagement Letter.

     The Company has retained Morrow & Co., Inc. ("Morrow") and Abernathy MacGregor Scanlon ("Abernathy") to assist the Company with its communication with its securityholders with respect to, and to provide other services to the Company in connection with, the Circle K Offer. Morrow and Abernathy each will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to securityholders on their behalf concerning the Circle K Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Transactions in Securities.

     To the knowledge of the Company, no transactions in the Common Stock or Warrants have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

     (b) No Intent to Tender.

     To the knowledge of the Company, none of its executive officers, directors, affiliates or subsidiaries currently intends to tender pursuant to the Circle K Offer any shares of Common Stock or Warrants that are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Negotiations.

     In conjunction with the Board's decision to explore strategic alternatives, including a sale of the Company, and as an alternative to the Circle K Offer, the Company expects to engage in discussions which may result in negotiations which relate to or could result in (i) a sale of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or a sale or issuance of voting stock, rights or other securities of the Company or any of its subsidiaries, (iii) a tender or exchange offer for, or open market or privately negotiated purchases or other acquisitions of securities by or of, the Company, (iv) a material change in the present capitalization of the Company, or (v) a business combination, merger, reorganization or other extraordinary transaction involving the Company or any of its subsidiaries.

     The Board has determined that disclosure with respect to the possible terms of any transaction or proposal regarding strategic alternatives or of any possible transactions or proposals of the type referred to in

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this Item 7, or the parties thereto, might jeopardize the institution or continuation of any discussions or negotiations that the Company may conduct. Accordingly, the Board, on September 18, 1995, adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached, except as required by law.

     There can be no assurance that any of the foregoing will result in any transaction being recommended to the Board or that any transaction that may be recommended will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in withdrawal of the Circle K Offer.

     (b) Transactions and Other Matters.

     Except as discussed above or elsewhere in this Schedule, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Circle K Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) By-Law Amendment.

     Article X of the Company's Charter provides that the number of directors shall be fixed by, and in the manner provided in, the By-Laws. It also provides that the directors shall be divided into three classes. Section 1 of Article II of the By-Laws provides, in part, that the "total number of authorized directors . . . shall not be greater than eight." In view of the Circle K Proposal and its potential impact on the Company and its stockholders, the Board determined during its conference call meeting on August 10, 1995 to amend
Article VIII of the By-Laws to increase the number of votes of the holders of Common Stock required to amend Section 1 of Article II of the By-Laws, or to adopt a By-Law inconsistent therewith, from a majority to 75%.

     (b) Proposed Proxy Solicitations.

     The Offer to Purchase states that Circle K intends to file preliminary proxy solicitation materials with the Securities and Exchange Commission (the "Commission") for use in connection with the solicitation of proxies from stockholders of the Company for use at the Company's 1995 Annual Meeting of Stockholders which was scheduled for November 7, 1995 or any subsequent meeting for the following purposes: (i) to amend the By-Laws to fix the number of directors of the Company at 17 and to permit holders of 25% or more of the shares of Common Stock to call special meetings of stockholders, (ii) to elect nine individuals to serve as directors of the Company, and (iii) to repeal each provision of the By-Laws or amendment thereto adopted subsequent to January 1, 1994 and prior to the effectiveness of such proposals. Circle K delivered to the Company a notice with respect to these matters on August 11, 1995. The Offer to Purchase also sets forth certain information with respect to positions and actions which Circle K's nominees would take with respect to a sale of the Company and the Circle K Offer.

     On August 11, 1995, the Company also received from Bedford a proposal regarding its intention to nominate four persons for election as directors at the Company's 1995 Annual Meeting, to propose, in effect, an amendment to the By-Laws to increase the number of directors to be elected at such meeting to five and to nominate a person for election to fill the resulting directorship.

     Copies of the foregoing proposals received from Circle K and Bedford are filed as Exhibits 26 and 27 to this Schedule and are incorporated by reference herein; the foregoing descriptions are qualified in their entirety by reference to such Exhibits.

     In view of the Company's decision to explore alternative transactions, the Board has determined to postpone the Company's Annual Meeting, previously scheduled for November 7, 1995, and the record date therefor, to undetermined dates.

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     (c) Litigation.

     Delaware Chancery Court. On August 11, 1995, a purported class action lawsuit was filed in the Chancery Court of New Castle County, Delaware against the Company and its directors alleging that the directors, by adopting the By-Law Amendment, carried out a preconceived scheme to entrench themselves in office, infringed upon the stockholders' ability to choose between competing slates for control of the Company and, therefore, breached or aided and abetted breaches of their fiduciary duties to the Company and its stockholders. The Complaint requested, among other things, that the By-Law Amendment be declared void and that the directors be ordered to carry out their fiduciary duties to the plaintiff stockholder and the other members of the class. The case is styled Thomas J. McKula, Jr., on behalf of himself and all others similarly situated v. William K. Wilde, et al., C.A. 14481 (the "McKula Case"). The Complaint in the foregoing action is filed as Exhibit 21 to this Schedule and is incorporated by reference herein; the foregoing description is qualified in its entirety by reference to such Exhibit.

     On September 5, 1995, Circle K filed a lawsuit against the Company and its directors in the Chancery Court of New Castle County, Delaware alleging, among other things, that the directors improperly refused to negotiate or consider any bona fide offer for the Company and that such action, the By-Law Amendment and the adoption by the directors of the Rights Agreement constituted unfair dealing, improper interference with shareholder voting rights, a manipulation of corporate machinery for personal purposes, an effort by the directors to entrench themselves in their positions with the Company and a breach of the directors' fiduciary duties to the Company's stockholders. The Complaint requests, among other things, that the Court declare the By-Law Amendment and the Rights Agreement void or enjoin the enforcement thereof and award unspecified damages. This case is styled The Circle K Corporation v. National Convenience Stores Incorporated, et al., C.A. 14518 (the "Circle K Case"). The Complaint in the foregoing action is filed as Exhibit 24 to this Schedule and is incorporated by reference herein; the foregoing description is qualified in its entirety by reference to such Exhibit.

     Counsel for the plaintiffs and the Company in the McKula Case and the Circle K Case have agreed to an expedited discovery schedule in preparation for a trial limited to the By-Law Amendment issue in Chancery Court that has been scheduled by the Court for October 18, 1995. The Company intends to defend these cases vigorously.

     On August 18, 1995, another purported class action lawsuit was filed in the Chancery Court of New Castle County, Delaware against the Company and its directors alleging, among other things, that the directors improperly refused to negotiate or consider any bona fide offer for the Company including the Circle K Proposal and that such action and the By-Law Amendment constituted unfair dealing, improper interference with shareholder voting rights, a manipulation of corporate machinery for personal purposes, an attempt by the directors to entrench themselves in their positions with the Company and a breach of the directors' fiduciary duty to maximize shareholder value. The Complaint seeks, among other things, injunctive relief against enforcement of the By-Law Amendment, an order compelling the directors of the Company to carry out their fiduciary duties to the plaintiff stockholder and the other members of the class, and unspecified damages. The case is styled Crandon Capital Partners v.
V. H. Van Horn, et al., C.A. 14489, and as of September 18, 1995 service of process has not been made on the Company or, to its knowledge, the other defendants. The Complaint in the foregoing action is filed as Exhibit 22 to this Schedule and is incorporated by reference herein; the foregoing description is qualified in its entirety by reference to such Exhibit.

     Delaware Federal Court. On September 5, 1995, Circle K filed another lawsuit against the Company and its directors in the United States District Court for the District of Delaware alleging, among other things, that the omission of certain information concerning the By-Law Amendment from a press release issued by the Company on August 14, 1995 and the omission of certain information relating to a nomination of directors received from Bedford from a Current Report on Form 8-K filed by the Company with the Commission on August 14, 1995 rendered the press release and the Form 8-K materially false and misleading. Therefore, the Complaint alleges, the press release and the Form 8-K violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. The Complaint requests, among other things, that the court compel the defendants to make corrective disclosures and enjoin the defendants from soliciting proxies of the Company's stockholders until such corrective action is completed. The case is styled The Circle K Corporation v. National Convenience Stores Incorporated, et al., C.A. 95-537. The Complaint in the foregoing action is filed as Exhibit 23 to this Schedule and is incorporated by reference herein; the foregoing description is qualified in its entirety by reference to such Exhibit.

     (d) Rights Agreement.

     On August 31, 1995, the Board declared a dividend of one Right for each outstanding share of Common Stock, payable on September 11, 1995 to stockholders of record at the close of business on that date. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a Purchase Price of $55 per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     Initially, the Rights will be attached to all certificates representing outstanding shares of Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the Board before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after September 11, 1995 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock outstanding (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Company, its subsidiaries and their employee benefit plans will not at any time be deemed Acquiring Persons.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 31, 2005, unless earlier redeemed or exchanged by the Company as described below. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon exercise or conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

     In the event (a "Flip-In Event") that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

     At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board may determine. Immediately upon the effectiveness of the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     At any time after the occurrence of a Flip-In Event, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely effect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain related parties), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

     A copy of the Rights Agreement is filed as Exhibit 25 to this Schedule. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

     The Board, at its September 18, 1995 meeting, adopted a resolution pursuant to the Rights Agreement that has the effect of providing that the Distribution Date would be deferred until the earlier of (i) 10 days after the Stock Acquisition Date or (ii) such date as may be subsequently determined by the Board.

     (e) Charter Provisions.

     Vote Required for Certain Matters. The Company's Charter provides that the holders of at least two-thirds of the outstanding shares of the Common Stock must approve the following actions: (i) amendment of the Charter; (ii) certain mergers or consolidations of the Company; (iii) the sale, lease or exchange of all or substantially all of the property and assets of the Company; or (iv) the dissolution, or the revocation of a dissolution, of the Company.

     Section 382 Transfers. Article V of the Charter provides that until July 1, 1996, (i) any attempted sale, transfer, assignment, conveyance, grant, pledge, gift or other disposition of any share or shares of Common Stock (within the meaning of Section 382 of the Internal Revenue Code of 1986 (the "Code")), or any option or right to purchase such stock, as defined in the Treasury Regulations under Section 382 of the Code (each, a "Section 382 Transfer"), to any person or entity (or group of persons or entities acting in concert) who either directly or indirectly owns or would be treated as owning, or whose shares are or would be attributed to any person or entity who directly or indirectly owns or would be treated as owning, in either case prior to the purported transfer and after giving effect to the applicable attribution rules, 5% or more of the value of the outstanding stock of the Company or otherwise treated as a 5% stockholder (within the meaning of Section 382 of the Code) (collectively, a "Five Percent Stockholder"), regardless of the percent or the value of the stock owned, shall be void ab initio insofar as it purports to transfer ownership or rights in respect of such stock to the purported transferee. In addition, the Charter provides that any attempted Section 382 Transfer to any person or entity (or group of persons or entities acting in concert) who is not a Five Percent Stockholder but who would as a result of the purported transfer and after giving effect to the applicable attribution rules become a Five Percent Stockholder, shall, as to that number of shares causing such person or entity to be a Five Percent Stockholder, be void ab initio insofar as it purports to transfer ownership or rights in respect of such stock to the purported transferee.

     These restrictions on transfer shall not, however, prevent a valid transfer if (A) the transferor obtains the written approval of the Board and provides the Company with an opinion of counsel satisfactory to the Company that (assuming, as of the date of such opinion, the full exercise of (i) all warrants issued under, and (ii) any options granted pursuant to any stock option plan approved by, the Company's Revised Fourth Amended and Restated Joint Plan of Reorganization) the transfer shall not result in the application of any tax law limitation on the use of the Company's loss carryforwards or other tax attributes or (B) a tender offer, within the meaning of the Exchange Act and pursuant to the rules and regulations thereof, is made by a bona fide third party purchaser to purchase at least 66 2/3% of the issued and outstanding Common Stock and the offeror (i) agrees to effect, within 90 days of the consummation of the tender offer, a back-end merger in which all non-tendering shareholders would receive the same consideration as paid in the tender offer, and (ii) has received the tender of sufficient shares to effect such merger. The Company may rely and shall be protected in relying on its stockholder lists and stock transfer records for all purposes relating to such notices, voting, payment of dividend or other communications or distributions to its stockholders.

     The Charter provides that in the absence of special Board approval, a purported transfer of shares in excess of the shares that can be transferred pursuant to the Charter (the "Prohibited Shares") to the purported acquiror (the "Purported Acquiror") is not effective to transfer ownership of such Prohibited Shares. On demand by the Company, which demand must be made within 30 days of the time the Company learns of the transfer of the Prohibited Shares, a Purported Acquiror must transfer any certificate or other evidence of ownership of the Prohibited Shares within the Purported Acquiror's possession or control, together with any dividends or other distributions (collectively, "Distributions") that were received by the Purported Acquiror from the Company with respect to the Prohibited Shares, to an agent designated by the Company (the "Agent"). The Agent will sell the Prohibited Shares in an arm's length transaction, and the Purported Acquiror will receive an amount of sales proceeds not in excess of the price paid or consideration surrendered by the Purported Acquiror for the Prohibited Shares (or the fair market value of the Prohibited Shares at the time of any attempted transfer to the Purported Acquiror by gift, inheritance, or a similar transfer). If the Purported Acquiror has resold the Prohibited Shares prior to receiving the Company's demand to surrender the Prohibited Shares to the Agent, the Purported Acquiror shall be deemed to have sold the Prohibited Shares as an agent for the initial transferor, and shall be required to transfer to the Agent any proceeds of such sale and any Distributions.

     If the initial transferor can be identified, the Agent will pay to it any sales proceeds in excess of those due to the Purported Acquiror, together with any Distributions received by the Agent. If the initial transferor cannot be identified within 90 days, the Agent may pay any such amounts to a charity of its choosing. In no event shall amounts paid to the Agent inure to the benefit of the Company or the Agent, but such amounts may be used to cover expenses of the Agent in attempting to identify the initial transferor. If the Purported Acquiror fails to surrender the Prohibited Shares within the next 30 business days from the demand by the Company, then the Company will institute legal proceedings to compel the surrender. The Company shall be entitled to damages, including reasonable attorneys' fees and costs, from the Purported Acquiror, on account of such purported transfer.

     Fair Value Provision. Article IX of the Charter provides modified appraisal rights to all stockholders who comply with the provisions of Section 262 of the Delaware General Corporation Law in the event of certain transactions (each, an "Interested Transaction") with an "Interested Stockholder." An "Interested

Stockholder" (as more fully described in the Charter) includes a person who is
(i) a beneficial owner of at least 15% of the Common Stock; (ii) an Affiliate (as defined in Rule 12b-2 under the Exchange Act) who at any time within the two year period immediately prior to the date of the first public announcement (the "Announcement Date") of the proposed Interested Transaction was the beneficial owner of at least 15% of the Common Stock; or (iii) the assignee or successor, in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, to any shares of Common Stock which were at any time within the two year period immediately prior to an Announcement Date owned by an Interested Stockholder. Interested Transactions include (i) the merger or consolidation of the Company with (x) any Interested Stockholder or (y) any other corporation which is, or after such merger or consolidation would be, an Affiliate of an Interested Stockholder;
(ii) the sale, lease or exchange of all or substantially all of the property and assets of Company (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate thereof; or (iii) any amendment of the Charter which effects a reclassification of securities or a recapitalization of the Company, which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of voting stock of the Company which is beneficially owned by any Interested Stockholder or any Affiliate thereof.

     Upon the occurrence of an Interested Transaction, any stockholder of the Company who complies with the requirements of Section 262 will be entitled to an appraisal by the Court of Chancery of the State of Delaware of the "fair value" of his shares of Common Stock. If within 115 days after the effective date of an Interested Transaction, no stockholder of the Company, who has complied with the provisions of Section 262 and is otherwise entitled to appraisal rights, has filed a petition in the Court of Chancery demanding a determination of the fair value of the Common Stock owned by all stockholders similarly situated, the Company is required within 120 days after the effective date of an Interested Transaction, to file such a petition. In any such appraisal proceeding initiated by a stockholder or by the Company pursuant to Section 262 relating to an Interested Transaction, the Company is required to file appropriate pleadings which confirm and at all stages of the proceeding vigorously assert that the fair value (as determined under the Charter) of each share of Common Stock subject to such proceeding is not less than the highest amount determined under the Charter. The price determined pursuant to the Charter would be the highest of several alternatives, including the highest price per share paid by the Interested Stockholder for any share of Common Stock in the preceding two years. Further, if the Court of Chancery determines in any appraisal proceeding relating to any of the foregoing transactions that the fair value of any share of Common Stock is less than the Minimum Fair Value Per Share (as defined in and determined in accordance with the Charter), the Company nonetheless is required to pay to stockholders entitled to receive the fair value of their shares in such appraisal proceeding an amount per share equal to the Minimum Fair Value Per Share. The appraisal rights provided by the Charter also would extend to preferred stock of the Company, if any were outstanding. The affirmative vote of the holders of at least 66 2/3% of the shares of Common Stock entitled to vote and not beneficially owned by an Interested Stockholder or its affiliates, voting as a class, is necessary to amend, repeal, or adopt provisions inconsistent with, the provisions of the Charter providing for modified appraisal rights.

     The Company's Charter is filed as Exhibit 28 hereto and is incorporated herein by reference. The foregoing descriptions are qualified in their entirety by reference to such Exhibit.

     (f) Delaware Takeover Statute.

     Section 203 of the Delaware General Corporation Law may have the effect of significantly delaying the Offeror's ability to acquire the entire equity interest of the Company.

     In general, Section 203 prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock other than any person who owned shares in excess of the 15% limitation on, or acquired such shares pursuant to a tender offer commenced prior to, December 23, 1987) from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination; (ii) upon consummation of the transaction which resulted in the

Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Under Section 203, the restrictions described above do not apply if, among other things (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203, (ii) the corporation, by action of its board of directors, adopts an amendment to its bylaws within 90 days of February 2, 1988, the effective date of Section 203, expressly electing not to be governed by Section 203, which amendment may not be further amended by the board of directors, (iii) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote (such an amendment would not be effective until 12 months after the adoption of such amendment and would not apply to any Business Combination between the corporation and any person who became an Interested Stockholder of the corporation on or prior to the date of such adoption), (iv) the corporation does not have a class of voting stock that is
(x) listed on a national securities exchange, (y) authorized for quotation on an inter-dealer quotation system of a registered national securities association or
(z) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person becomes an Interested Stockholder, or
(v) a stockholder becomes an Interested Stockholder "inadvertently" and thereafter divests itself of a sufficient number of shares so that such stockholder ceases to be an Interested Stockholder. Section 203 would also not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the three years preceding the date of the Business Combination or who became an Interested Stockholder with the approval of a majority of the corporation's board of directors.

     Section 203 provides that during such three-year period following the date a person becomes an Interested Stockholder, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all the outstanding stock of the corporation, (ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation to the Interested Stockholder, subject to certain exceptions, (iii) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the Interested Stockholder), or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Unless the Offeror acquires a sufficient amount of securities pursuant to the Circle K Offer to satisfy the share percentage provision of Section 203 or unless the provisions of clause (iii) of the second preceding paragraph or clause (i) or (iii) of the third preceding paragraph are complied with, the Offeror would be unable to effect a merger with the Company for a period of three years from the consummation of the Circle K

Offer and the Offeror and Circle K would be prevented from engaging in certain other transactions with the Company by Section 203.

     If the Offeror acquires a sufficient amount of securities pursuant to the Circle K Offer to satisfy the 85 percent requirement of Section 203, the Offeror would be able to effect a merger with the Company without regard for the three-year waiting period.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.                                           DESCRIPTION
----------                                      -------------
Exhibit 1      Pages 8 through 11 of the Proxy Statement dated September 27, 1994 relating to the Company's Annual Meeting of Stockholders held November 10, 1994.

Exhibit 2      Amended and Restated National Convenience Stores Incorporated Officers'
               Retirement Plan effective as of August 31, 1995 (incorporated by reference from
               Exhibit 99.4 to the Company's Current Report on Form 8-K filed on September 15,
               1995).

Exhibit 3      Amended and Restated Trust under National Convenience Stores Incorporated
               Officers' Retirement Plan effective as of August 31, 1995, by and between the
               Company and Bank One, Texas, N.A. (incorporated by reference from Exhibit 99.5 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 4      Amended and Restated National Convenience Stores Incorporated Directors'
               Retirement Plan effective as of August 31, 1995 (incorporated by reference from
               Exhibit 99.6 to the Company's Current Report on Form 8-K filed on September 15,
               1995).

Exhibit 5      Amended and Restated Trust under National Convenience Stores Incorporated
               Directors' Retirement Plan effective as of August 31, 1995, by and between the
               Company and Bank One, Texas, N.A. (incorporated by reference from Exhibit 99.7 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 6      Agreement Amending and Restating Employment Agreement executed as of August 31,
               1995 but effective from and after July 1, 1995 by and between the Company and
               V.H. Van Horn (incorporated by reference from Exhibit 99.10 to the Company's
               Current Report on Form 8-K filed on September 15, 1995).

Exhibit 7      Agreement Amending and Restating Employment Agreement executed as of August 31,
               1995 but effective as of May 18, 1993 by and between the Company and A.J.
               Gallerano (incorporated by reference from Exhibit 99.11 to the Company's
               Current Report on Form 8-K filed on September 15, 1995).

Exhibit 8      Agreement Amending and Restating Employment Agreement executed as of August 31,
               1995 but effective as of May 18, 1993 by and between the Company and Arnold Van
               Zanten (incorporated by reference from Exhibit 99.12 to the Company's Current
               Report on Form 8-K filed on September 15, 1995).

Exhibit 9      Agreement Amending and Restating Employment Agreement executed as of August 31,
               1995 but effective as of May 18, 1993 by and between the Company and C.R.
               Wortham (incorporated by reference from Exhibit 99.13 to the Company's Current
               Report on Form 8-K filed on September 15, 1995).

Exhibit 10     Agreement Amending and Restating Employment Agreement executed as of August 31,
               1995 but effective as of May 18, 1993 by and between the Company and Brian
               Fontana (incorporated by reference from Exhibit 99.14 to the Company's Current
               Report on Form 8-K filed on September 15, 1995).

Exhibit 11     Agreement Amending and Restating Employment Agreement executed as of August 31,
               1995 but effective as of October 31, 1994 by and between the Company and
               Douglas B. Binford (incorporated by reference from Exhibit 99.15 to the
               Company's Current Report on Form 8-K filed on September 15, 1995).

 EXHIBIT
   NO.                                           DESCRIPTION
----------                                       -----------
Exhibit 12     Employment Agreement executed as of March 21, 1995 but effective as of February
               1, 1995 by and between the Company and Janice E. Bryant (incorporated by reference from Exhibit 99.16 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 13     Form of Director Agreement effective as of August 31, 1995 by and between the
               Company and each of Richard C. Steadman, Dunbar N. Chambers, Jr., Charles J.
               Luellen, Raymond W. Oeland, Jr., Lionel Sosa, Robert B. Stobaugh, and William
               K. Wilde (incorporated by reference from Exhibit 99.9 to the Company's Current
               Report on Form 8-K filed on September 15, 1995).

Exhibit 14     Twenty-second Amendment to the Company's Profit Sharing Plan and Trust
               effective as of July 1, 1995 (incorporated by reference from Exhibit 99.8 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 15     Form of Indemnification Agreement for officers and directors of the Company dated as of July 18, 1986 (incorporated by reference from Exhibit 10.7 to the
               Company's Annual Report on Form 10-K for the year ended June 30, 1987
               (Commission File No. 1-7936)).

Exhibit 16     The Company's 1993 Non-Qualified Stock Option Plan dated as of March 9, 1993
               (incorporated by reference from Exhibit 10(b) the Company's Quarterly Report on
               Form 10-Q for the quarter ended March 31, 1993).

Exhibit 17     Letter dated August 8, 1995 from The Circle K Corporation to V.H. Van Horn.

Exhibit 18* Letter to National Convenience Stores Incorporated stockholders and warrantholders dated September 19, 1995.

Exhibit 19*    Press release issued by National Convenience Stores Incorporated on September
               19, 1995.

Exhibit 20*    Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated September
               18, 1995.

Exhibit 21     Class Action Complaint, Thomas J. McKula, Jr., on behalf of himself and all others similarly situated v. William K. Wilde, et al., C.A. 14481 (Chancery
               Court for the State of Delaware in and for New Castle County) (as filed August
               15, 1995) (incorporated by reference from Exhibit 99.3 to the Company's Current
               Report on Form 8-K dated August 11, 1995).

Exhibit 22     Class Action Complaint, Crandon Capital Partners v. V.H. Van Horn, et al., C.A.
               14489 (Chancery Court of the State of Delaware in and for New Castle County)
               (as filed August 18, 1995) (incorporated by reference from Exhibit 99.1 to the
               Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 23     Complaint, The Circle K Corporation v. National Convenience Stores
               Incorporated, et al., C.A. 95-537 (U.S. District Court for the District of
               Delaware) (as filed September 5, 1995) (incorporated by reference from Exhibit
               99.2 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 24     Complaint, The Circle K Corporation v. National Convenience Stores
               Incorporated, et al., C.A. 14518 (Chancery Court of the State of Delaware in
               and for New Castle County) (as filed September 5, 1995) (incorporated by reference from Exhibit 99.3 to the Company's Current Report on Form 8-K filed on September 15, 1995).

Exhibit 25     Rights Agreement dated as of August 31, 1995 between the Company and Boatmen's
               Trust Company, as Rights Agent (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K dated August 31, 1995).

Exhibit 26     (a) Letter dated August 10, 1995 from The Circle K Corporation to Mr. A. J.
                   Gallerano (incorporated by reference from Exhibit 99.1(a) to the Company's
                   Current Report on Form 8-K dated August 11, 1995).
               (b) Letter dated August 10, 1995 from Cede & Co., indirectly on behalf of The
                   Circle K Corporation to Mr. A. J. Gallerano, including the exhibits thereto
                   (incorporated by reference from Exhibit 99.1(b) to the Company's Current
                   Report on Form 8-K dated August 11, 1995).

 EXHIBIT
   NO.                                           DESCRIPTION
----------                                       -----------
Exhibit 27     (a) Letter dated August 10, 1995 from Bedford Falls Investors, L.P. to Mr. V.
                   H. Van Horn (incorporated by reference from Exhibit 99.2(a) to the Company's
                   Current Report on Form 8-K dated August 11, 1995).
               (b) Letter dated August 10, 1995 from Bedford Falls Investors, L.P. to the
                   Company, including the exhibits (incorporated by reference from Exhibit 99.2(b)
                   to the Company's Current Report on Form 8- K dated August 11, 1995).

Exhibit 28     The Company's Restated Certificate of Incorporation dated March 9, 1993
               (incorporated by reference from Exhibit 2.1 to the Company's Current Report on
               Form 8-K dated March 3, 1993).

---------------

* Included in copy sent to holders of Common Stock and Warrants.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NATIONAL CONVENIENCE STORES
                                            INCORPORATED

                                          By:      /s/  V. H. VAN HORN

                                            ------------------------------------
                                            V. H. Van Horn
                                            President and Chief Executive
                                              Officer

Dated: September 19, 1995

                                                                         ANNEX A

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning all compensation for services rendered in all capacities to the Company during the fiscal years indicated for the chief executive officer and the four other most highly compensated executive officers of the Company who were serving as such on September 18, 1995.

                                                  ANNUAL COMPENSATION            LONG-TERM
                                          -----------------------------------   COMPENSATION
                                FISCAL                           OTHER ANNUAL   ------------      ALL OTHER
  NAME AND PRINCIPAL POSITION    YEAR      SALARY      BONUS     COMPENSATION    OPTIONS(2)    COMPENSATION(3)
------------------------------- ------    --------    --------   ------------   ------------   ---------------
V. H. Van Horn.................  1995     $418,461    $504,000        (1)               0          $75,600
  President and CEO              1994      400,000     133,000        (1)               0           20,578
                                 1993      400,000     200,000        (1)         150,000                0

A. J. Gallerano................  1995     $190,400    $194,922        (1)               0          $29,238
  Senior Vice President,
  General Counsel and            1994      182,000      67,760        (1)               0            5,759
  Secretary                      1993      182,000     103,980        (1)          60,000                0

C. R. Wortham, Jr. ............  1995     $183,077    $187,425        (1)               0          $28,114
  Senior Vice President - Real   1994      175,000      81,500        (1)               0            7,500
  Estate and Gasoline            1993      172,405      99,750        (1)          60,000                0

Arnold Van Zanten..............  1995     $162,154    $166,005        (1)               0          $24,901
  Senior Vice President -        1994      155,000     102,900        (1)               0           11,685
  Administration                 1993      155,000      88,350        (1)          60,000                0

Brian Fontana..................  1995     $130,769    $111,563        (1)               0          $16,734
  Vice President -               1994      115,519      86,200        (1)               0           10,763
  Chief Financial Officer        1993       89,234      16,200        (1)          30,000                0

---------------

(1) The officers receive certain perquisites such as car allowances and insurance benefits; however, the value of such perquisites did not exceed the lesser of $50,000 or 10% of the officer's salary and bonus.

(2) All options granted during fiscal 1993 were granted pursuant to the Company's 1993 Non-Qualified Option Plan, which was implemented pursuant to the Plan of Reorganization.

(3) The amounts presented as All Other Compensation include the amounts the Company contributed or accrued for the accounts of the executive officers in connection with (i) the defined contribution feature of the Company's Officers' Retirement Plan (see "Officers' Retirement Plan"), and (ii) the Company's 401(k) Profit Sharing Plan (see "Profit Sharing Plan").

1993 OPTION PLAN

     The Company maintains the National Convenience Stores Incorporated 1993 Non-Qualified Stock Option Plan (the "Option Plan"). The Option Plan provides for the issuance of options to purchase up to a maximum of 900,000 shares of Common Stock to directors, management employees (including officers) and other key employees of the Company. The Plan is administered by the Board of Directors. Pursuant to the Company's Plan of Reorganization and the Option Plan, options covering a total of 865,000 shares of Common Stock had been granted to employees and directors of the Company as of June 30, 1995, each of which grants was subject to a three-year vesting schedule. Any such options not already vested will vest upon a change of control (as defined in the Option Plan) of the Company. Except as described below, the exercise price for such options is $10.50 per share. No options were granted to any of the officers named in the Summary Compensation Table during fiscal 1995.

  Aggregated Option Exercises in Fiscal 1995 and Fiscal Year-End Option Values

     The following table sets forth certain information concerning the exercise in fiscal 1995 of options to purchase Common Stock by the individuals named in the Summary Compensation Table and the unexercised options to purchase Common Stock held by such individuals at June 30, 1995.

                                                                                                  VALUE OF
                                  NUMBER                           NUMBER OF                    UNEXERCISED
                                    OF                            UNEXERCISED                  IN-THE-MONEY
                                 SHARES                            OPTIONS AT                     OPTIONS
                                ACQUIRED                             6/30/95                   AT 6/30/95 (1)
                                   ON              VALUE     -------------------------    --------------------------
              NAME              EXERCISE         REALIZED    EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
              ----              --------         --------    -------------------------    -------------------------
V. H. Van Horn..................    0              $0             100,000/50,000             $212,500/$106,250
A. J. Gallerano.................    0              $0             40,000/20,000               $85,000/$42,500
C. R. Wortham, Jr...............    0              $0             40,000/20,000               $85,000/$42,500
Arnold Van Zanten...............    0              $0             40,000/20,000               $85,000/$42,500
Brian Fontana...................    0              $0             20,000/10,000               $42,500/$21,250

---------------

(1) The value has been calculated based on the closing price of the Common Stock on The New York Stock Exchange on June 30, 1995 as reported in The Wall Street Journal ($12.625) less the relevant exercise price per share, multiplied by the relevant number of shares. On September 15, 1995 the closing price of the Common Stock was $21 1/2 per share.

OFFICERS' RETIREMENT PLAN

     The Company maintains an Officers' Retirement Plan which was amended and restated effective August 31, 1995. Participation in the Officers' Retirement Plan is limited to management personnel who have a significant impact upon the formulation of the Company's policies and its profitability. Pension benefits under the Officers' Retirement Plan are determined primarily by average final compensation and credited years of service, up to a maximum of 30 years. The following Pension Plan Table shows estimated annual pension benefits payable upon retirement in specified compensation and years of service classifications, assuming retirement at age 65.

                               PENSION PLAN TABLE

                                                         YEARS OF SERVICE
         AVERAGE            --------------------------------------------------------------------------
        EARNINGS                5            10           15           20           25           30
-------------------------   ---------     --------     --------     --------     --------     --------
$  200,000...............   $  20,000     $ 40,000     $ 60,000     $ 80,000     $100,000     $120,000
   400,000...............      40,000       80,000      120,000      160,000      200,000      240,000
   600,000...............      60,000      120,000      180,000      240,000      300,000      360,000
   800,000...............      80,000      160,000      240,000      320,000      400,000      480,000
 1,000,000...............     100,000      200,000      300,000      400,000      500,000      600,000
 1,200,000...............     120,000      240,000      360,000      480,000      600,000      720,000

     The compensation covered by the Officers' Retirement Plan is the officer's salary as reported in the Summary Compensation Table plus any bonuses earned in a fiscal year. The estimated credited years of service for each of the named executive officers are as follows: Mr. Van Horn: 30 years; Mr. Gallerano: 16 years; Mr. Wortham: 17 years; Mr. Van Zanten: 14 years; and Mr. Fontana: 5 years. The basis on which pension benefits are computed at a participant's retirement at age 65 is joint-life annuity amounts for married participants and single-life annuity amounts for single participants. The pension benefits shown in the table are not subject to any reduction for Social Security or other offset amounts. The Officers' Retirement Plan permits participants to elect, in advance, to receive a lump sum distribution, or three equal annual installments, at retirement in lieu of the pension benefits otherwise payable over a period of time to such participant.

     Prior to August 31, 1995, the Officers' Retirement Plan included a defined contribution feature pursuant to which the Company has committed, through the year ended June 30, 1995, to contribute an annual amount for the benefit of each participant equal to 15% of such participant's annual bonus, if any ("Company 15%

Bonus Contribution"). For the year ended June 30, 1995, the amounts which the Company contributed for the named executive officers were as follows: Mr. VanHorn -- $75,600; Mr. Gallerano -- $29,238; Mr. Wortham -- $28,114; Mr. Van
Zanten -- $24,901; and Mr. Fontana -- $16,734. As of August 31, 1995, this was discountinued and the annual bonus earned is included in average base earnings.

     Prior to the Officers' Retirement Plan being amended effective August 31, 1995, a participant in the Officers' Retirement Plan became fully vested in his pension benefit upon the later to occur of (i) December 15, 1998, or (ii) the participant attaining 5 years of credited service. Effective August 31, 1995, the Officers' Retirement Plan was amended to provide that participants become fully vested in their pension benefits after five years of credited service. A participant becomes fully vested in the Company 15% Bonus Contribution upon the participant remaining an employee for three years after such contribution is credited to the participant. In addition, upon the occurrence of a Change in Control (as defined below) a participant shall become fully vested in his pension benefit and Company 15% Bonus Contribution. The definition of the term "Change in Control" was amended effective August 31, 1995 to include additional events; and, as so amended, means the occurrence with respect to the Company of any of the following events:

          (i) a report on Schedule 13D is filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing that any person, entity or group (within the meaning of Section 13(d) or 14(d) of the Exchange Act), other than the Company (or one of its subsidiaries) or any employee benefit plan sponsored by the Company (or one of its subsidiaries), is the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of 20 percent or more of the outstanding shares of common stock of the Company or the combined voting power of the then-outstanding securities of the Company;

          (ii) a report is filed by the Company disclosing a response to either
     Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act, or to Item 1 of Form 8-K promulgated under the Exchange Act, or to any similar reporting requirement subsequently promulgated by the SEC;

          (iii) any person, entity or group (within the meaning of Section 13(d) or 14(d) of the Exchange Act), other than the Company (or one of its subsidiaries) or any employee benefit plan sponsored by the Company (or one of its subsidiaries), shall purchase securities pursuant to a tender offer or exchange offer to acquire any common stock of the Company (or securities convertible into common stock) for cash, securities or any other consideration, provided that after consummation of the offer, the person, entity or group in question is the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of 20 percent or more of the combined voting power of the then-outstanding securities of the Company (as determined under paragraph
     (d) of Rule 13d-3 promulgated under the Exchange Act, in the case of rights to acquire common stock);

          (iv) the stockholders of the Company shall approve:

             (A) any merger, consolidation, or reorganization of the Company:

                (1) in which the Company is not the continuing or surviving corporation,

                (2) pursuant to which shares of common stock of the Company would be converted into cash, securities or other property,

                (3) with a corporation which prior to such merger, consolidation, or reorganization owned 20 percent or more of the combined voting power of the then-outstanding securities of the Company, or

                (4) in which the Company will not survive as an independent, publicly-owned corporation;

             (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company; or

             (C) any liquidation or dissolution of the Company;

          (v) the stockholders of the Company shall approve a merger, consolidation, reorganization, recapitalization, exchange offer, purchase of assets or other transaction after the consummation of which any person, entity or group (as defined in accordance with Section 13(d) or 14(d) of the Exchange Act) would own beneficially in excess of 50% of the outstanding shares of common stock of the Company or in excess of 50% of the combined voting power of the then-outstanding securities of the Company;

          (vi) the Company's common stock ceases to be listed on the New York Stock Exchange;

          (vii) the existence of a Distribution Date as defined in the Rights Agreement of the Company dated August 31, 1995; or

          (viii) during any period of two consecutive years, the individuals who at the beginning of such period constituted the Board of Directors of the Company cease for any reason to constitute a majority of the Board of Directors of the Company, unless the election or nomination for election by the Company's stockholders of each new director during any such two-year period was approved by the vote of two-thirds of the directors then still in office who were directors at the beginning of such two-year period.

     To fund the benefits payable under the Officers' Retirement Plan, the Company has established an irrevocable trust for the benefit of the officers participating in such plan. Immediately prior to a Change in Control (as defined above), the Company is required to contribute to the irrevocable trust an amount sufficient to pay all benefits under the Officers' Retirement Plan calculated as of the day prior to the Change in Control.

COMPENSATION OF DIRECTORS

     The Company pays each outside director of the Company an annual fee of $36,300. An additional fee of $42,350 is paid to the Chairman of the Board. Fees payable to directors serving less than the entire fiscal year are prorated. The Company also reimburses travel and related expenses incurred by directors in attending meetings of the Board. No director receives additional compensation for serving on committees of the Board or for attending meetings of the Board or such committees.

     The Company maintains a Directors' Retirement Plan, which was amended and restated effective August 31, 1995. Prior to the amendment, non-employee directors were generally entitled to be paid an annual retirement benefit equal to two-thirds of the annual fee paid by the Company to its directors for serving on the Company's Board. The August 31, 1995 amendment increased the retirement benefit for non-employee directors to 100% of the current amount of the Company's directors' annual fees and eliminated a provision that, in general, had prevented directors from collecting retirement benefits prior to attaining 70 years of age. Benefits under the Directors' Retirement Plan commence on the director's retirement from service on the Board, and continue, in general, for a period of time equal to the period of time he served as a director of the Company. To fund the benefits payable under the Directors' Retirement Plan, the Company has established an irrevocable trust for the benefit of the non-employee directors participating in such plan. Immediately prior to a Change in Control (as defined in the Officers' Retirement Plan, as described above), the Company is required to contribute to the irrevocable trust an amount sufficient to pay all benefits under the Directors' Retirement Plan calculated as of the day prior to the Change in Control. The definition of the term "Change in Control" was amended by the August 31, 1995 amendments to include additional Change in Control events.

     The Option Plan provided that each outside director of the Company who was serving as such on the date 180 days after confirmation of the Company's Plan of Reorganization was to receive options covering 15,000 shares of Common Stock at an exercise price of $10.50 per share, and such options were granted to such persons on August 25, 1993. Two-thirds of such options were vested and exercisable as of August 25, 1995, and the remainder will vest and become exercisable on August 25, 1996 or upon an earlier change of control (as defined in the Option Plan) of the Company.

DIRECTOR AGREEMENTS

     Effective August 31, 1995, the Company entered into a Director Agreement with each non-employee director of the Company. Each Director Agreement, in general, provides that in the event any payment or distribution by the Company or any of its affiliates to or for the benefit of the director is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company will pay to the director an additional payment or payments in an amount sufficient to make such director whole for any such tax and for any excise and other tax imposed on any such additional payment or payments.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has entered into an Agreement Amending and Restating Employment Agreement (the "Employment Agreements") with each of the individuals named in the Summary Compensation Table.

     The Company's Employment Agreement with Mr. Van Horn relates to his service as President and Chief Executive Officer of the Company, and provides that the Company will pay Mr. Van Horn a minimum salary of $420,000 annually. Mr. Van Horn's Employment Agreement provides for an annual bonus opportunity of not less than $200,000, the amount of which is based on percentages of Mr. Van Horn's annual salary if the Company satisfies certain corresponding earnings levels as determined by the Board for each fiscal year. Additionally, pursuant to his Employment Agreement Mr. Van Horn is entitled to reimbursement of expenses and to participate in any other bonus plan, profit sharing plan, stock option plan, vacation, retirement benefit, medical and dental benefits, individual or group life insurance plans and other plans, programs, arrangements and policies as are or may be normally and customarily provided by the Company.

     Mr. Van Horn's Employment Agreement expires on June 30, 2000. The Employment Agreement may also be terminated by the Company or by Mr. Van Horn on 30 days' written notice. If the Company terminates Mr. Van Horn's Employment Agreement with "Cause" (as defined below in this paragraph) before or after a Change in Control, or if Mr. Van Horn terminates his Employment Agreement without "Good Reason" (as defined below in this paragraph) or "Good Reason--Change in Control" (as defined below), the Company will be required to pay Mr. Van Horn in cash in one lump sum within 30 days of the termination date the amount of annual salary earned through such termination date plus all other benefits earned through such date, excluding any bonus. If Mr. Van Horn terminates his Employment Agreement with Good Reason before a Change in Control or if the Company terminates his Employment Agreement without Cause before a Change in Control, or if Mr. Van Horn terminates his Employment Agreement with Good Reason--Change in Control, the Company will be required to (i) pay Mr. Van Horn cash within 30 days of the termination date equal to the aggregate amount of the salary and other benefits earned through the termination date, and (ii) continue to pay Mr. Van Horn through June 30, 2000 (A) an annual salary of the greater of $420,000 or Mr. Van Horn's salary on his termination date, and (B) an annual bonus equal to the greater of the average bonus earned by Mr. Van Horn for the two entire annual periods ended on June 30 immediately preceding Mr. Van Horn's termination date and the average bonus earned by Mr. Van Horn for the two fiscal years of the Company immediately preceding the fiscal year in which a Change in Control or Mr. Van Horn's termination date occurs. If there is a Change in Control, the Company will be required to pay Mr. Van Horn, in addition to the amounts described above, an amount of bonus calculated in accordance with the Employment Agreement in cash within 30 days of a Change in Control. The term "Cause" as defined in Mr. Van Horn's Employment Agreement means Mr. Van Horn's gross or willful neglect of his duties which is not cured within 30 days after notice from the Company. The term "Good Reason" as defined in Mr. Van Horn's Employment Agreement means the Company breaches any material provision of his Employment Agreement which is not cured within 30 days after notice from Mr. Van Horn, or the Company removes Mr. Van Horn from his position as President and Chief Executive Officer, or otherwise relieves him of his responsibilities for any reason, but does not include any breach that occurs after the occurrence of a Change in Control.

     The Company has entered into Employment Agreements with each of the executive officers named in the Summary Compensation Table other than Mr. Van Horn (the "Executives"). Pursuant to such Employment Agreements, the Company employs Mr. Gallerano as Senior Vice President, General Counsel and Secretary at an annual salary commencing July 1, 1995 of $200,000, Mr. Wortham as Senior Vice President--Gasoline and Real Estate at an annual salary commencing July 1, 1995 of $183,750, Mr. Van Zanten as Senior Vice President--Administration at an annual salary commencing July 1, 1995 of $170,000, and Mr. Fontana as Vice President--Chief Financial Officer at an annual salary commencing July 1, 1995 of $150,000.

     The Employment Agreements for the Executives provide for a bonus to be paid to each Executive based on certain percentages of each Executive's annual salary if the Company satisfies certain corresponding earnings levels as determined by the Board for each fiscal year. Additionally, pursuant to the Employment Agreements, each Executive is entitled to reimbursement of expenses and to participate in any other bonus plan, profit sharing plan, stock option plan, vacation, retirement benefit, medical and dental benefits, individual or group life insurance plans and other plans, programs, arrangements and policies as are or may be normally and customarily provided by the Company.

     The Employment Agreements for the Executives each expire on August 31, 1998, but may also be terminated by the Company or by the Executive on 30 days' written notice. If the Company terminates an Employment Agreement with Cause, as defined below, or if an Executive terminates an Employment Agreement without Good Reason or Good Reason--Change in Control, each as defined below, the Company will be required to pay the Executive in cash within 30 days of the termination date the amount of annual salary earned through such termination date plus all other benefits earned through such date. If an Executive terminates his Employment Agreement with Good Reason or if the Company terminates his Employment Agreement without Cause, before a Change in Control, the Company will be required to pay the Executive cash within 30 days of the termination date equal to the aggregate of the full amount of all salary that otherwise would have been paid to the Executive for the remaining term of the Employment Agreement, plus all other benefits earned through the termination date. If an Executive terminates his Employment Agreement with Good Reason--Change in Control, or if the Company terminates his Employment Agreement without Cause on or after the occurrence of a Change in Control, the Company will be required to pay the Executive the amounts described in the preceding sentence as well as a bonus calculated as provided in the Employment Agreements.

     As used above, the term "Cause" means willful misconduct by the Executive, gross neglect by the Executive of his duties which continues for more than 30 days after notice from the Company, the commission by the Executive of a felony or the commission by the Executive of an act not in good faith, which is directly detrimental to the Company and exposes the Company to material liability. As used herein, the term "Change in Control" shall have the same meaning as defined under "Officers' Retirement Plan." The term "Good Reason" means a breach of any material provision of an Employment Agreement which is not cured within 30 days after the Executive gives written notice thereof to the Company but does not include any breach that occurs after a Change in Control. The term "Good Reason--Change in Control" means a determination, after the occurrence of a Change in Control, by Mr. Van Horn or an Executive, as the case may be, that any one or more specified events has occurred, including among other things, any change in the Executive's responsibilities and any reduction in the Executive's compensation or benefits.

     The Employment Agreements provide that neither Mr. Van Horn nor the Executives will be liable for any damages resulting from their respective actions if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. The Employment Agreements for Mr. Van Horn and the Executives also provide that if and to the extent that any payment or distribution by the Company or any of its affiliates to or for the benefit of such officer would be subject to any excise tax imposed under Section 4999 of the Code, such officer will receive an additional payment or payments in an amount sufficient to make such officer whole for any such tax and for any excise and other tax imposed on any such payment or payments.

     Two other officers of the Company have been offered one year employment agreements in substantially the same form as the Employment Agreements with the Executives referred to in this Annex A. One of such officers has executed that agreement and the other is reviewing it. Until the new agreement is executed, the second officer's employment will be governed by an existing agreement.

OTHER EMPLOYMENT MATTERS

     During fiscal 1994 the Company made two three-year unsecured loans in the aggregate amount of $300,000 (the "Prior Loans") with interest payable at 8 1/2% annually to the President and Chief Executive Officer of the Company. On August 31, 1995 the Company and the President and Chief Executive Officer entered into a Promissory Note (the "Note") in renewal, replacement and rearrangement of the Prior Loans. The Note is in the principal amount of $194,717.70, the balance of the Prior Loans as a result of payments by Mr. Van Horn, and bears interest at 9% annually. Accrued interest is payable monthly beginning October 1, 1995 until August 31, 1996, when all then unpaid principal and accrued interest is due and payable. The Prior Loans required that certain bonus payments be applied to reduce their outstanding balances.

PROFIT SHARING PLAN

     The Company has a Section 401(k) profit sharing plan available to all employees eligible under the Code. During 1995 the Company made matching contributions at a level equal to 100% of employees' before-tax contributions, up to 3% of salary. The executive officers did not participate in the plan during fiscal 1995.

EMPLOYEE STOCK OWNERSHIP PLAN

     In 1985 the Company established an Employee Stock Ownership Plan (the "ESOP"). Pursuant to the Plan of Reorganization, the ESOP Trustee received 9,706 shares of Common Stock and 16,179 Warrants. The Company intends to terminate the ESOP and has filed for a ruling from the Internal Revenue Service regarding the tax consequences of the proposed termination. The Company has not yet received such a ruling.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee during the year ended June 30, 1995 were Messrs. Chambers, Luellen, Steadman and Wilde, none of whom is an employee of the Company. Mr. Wilde is a member of Bracewell & Patterson, L.L.P, Houston, Texas, a law firm retained by the Company from time to time. During fiscal 1995, the full Board (with Mr. Van Horn, who serves as President and Chief Executive Officer of the Company, abstaining from voting on compensation decisions) performed the functions normally delegated to the Compensation Committee.

INDEMNIFICATION AGREEMENT

     The directors and executive officers of the Company have entered into indemnification agreements whereby the Company has agreed to indemnify such persons and advance expenses as provided in such agreements to the fullest extent permitted by applicable law.

1994 PROXY STATEMENT

     Pages 8-11 of the Company's Proxy Statement dated September 27, 1994 relating to the Company's Annual Meeting of Stockholders held on November 10, 1994 are filed as Exhibit 1 to this Schedule and are incorporated herein by reference.

         news  | National Convenience Stores
               |          Incorporated

               100 Waugh Drive
               Houston, Texas 77007

                                    Contact: Brian Fontana
                                             Chief Financial Officer
                                             (713) 863-2434
                                             NCS #277


                                                                         ANNEX B

FOR IMMEDIATE RELEASE:

              NATIONAL CONVENIENCE STORES REJECTS CIRCLE K OFFER;
                    RECEIVES SIGNIFICANTLY HIGHER PROPOSAL;
                      WILL EXPLORE STRATEGIC ALTERNATIVES

     HOUSTON, TEXAS, September 19, 1995 -- National Convenience Stores Incorporated (NYSE: NCS) announced today that at a meeting on September 18, 1995, the Company's Board of Directors unanimously determined to reject The Circle K Corporation's unsolicited $20 per share and $2.25 per warrant tender offer and recommends that NCS securityholders not tender any of their securities pursuant to the offer. The Company's financial advisor, Merrill Lynch & Co., has opined that the consideration offered to NCS securityholders in the Circle K offer is inadequate to NCS securityholders from a financial point of view.

     At the same meeting, the Board reviewed and discussed an unsolicited proposal received after the close of business on September 14, 1995 from another party to acquire the Company at a significantly higher price than the Circle K offer. The Board determined not to accept this proposal. However, given all of the information available, including the unsolicited proposal, the Board has instructed management and Merrill Lynch to explore the Company's strategic alternatives, including the possible sale of the Company to a third party. The Board intends to invite interested parties, including Circle K and the other party, to participate in this process.

     While the Board believes that the execution of the Company's long-term business strategy will create long-term shareholder value, it is committed to determining whether a sale of the Company or an alternative transaction will achieve superior value for NCS securityholders. Following completion of this process, the Board will evaluate all alternatives, including whether any proposal to acquire NCS is in the best interests of the Company and its securityholders. The Board may conclude that the best available alternative is to remain a publicly owned company pursuing its existing strategy.

     The Company's long-term business strategy includes the following key initiatives:

     o PROJECT BREAKTHROUGH. In the fall of 1993, management of the Company undertook a comprehensive reevaluation of its participation in the convenience store industry. All facets of its business were extensively reviewed, including staffing, the appearance and layout of its stores, and sales and inventory controls. In February 1994, the Company formally launched the transformation of its 94 stores in the Dallas/Fort Worth market under the name Project Breakthrough. The transformation was substantially completed in early summer 1995 after an investment of more than $10 million. The Company intends to roll out Project Breakthrough across its entire store base over the next two years, beginning with Austin and San Antonio in fiscal 1996.

       The Company's stores in Dallas/Fort Worth have specially trained staffs, upgraded gasoline dispensing units with pay-at-the-pump credit card readers, enhanced exterior lighting and integrated state-of-the-art point of sale systems which facilitate inventory management and store automation. In the Dallas/Fort Worth market, for the five months ended August 31, 1995, same store merchandise and

                                      -- more --

NATIONAL CONVENIENCE STORES INCORPORATED
NEWS RELEASE #277
ADD 1

       gasoline sales were up over 8.5% and 13%, respectively, compared with the same period a year ago. Same store merchandise and gasoline sales for the Company's other markets for the five months ended August 31, 1995 increased 2.5% and 1%, respectively, over the same period a year ago.

     o ALLIANCE WITH NATIONSBANK. NCS and NationsBank of Texas recently entered into a six-year alliance to install automated teller machines in the Company's 661 stores. This is expected to generate over 21 million customer visits per year and $22.5 million in store profits over the six year period, without giving effect to incremental profits from increased gasoline and merchandise sales. The Company's existing automated teller machine agreement generates approximately $500,000 per year in store profits. NCS and NationsBank intend to engage in an extensive marketing campaign to promote the new strategic alliance.

     o NEW CONCEPT STORE. After more than a year in the planning, the Company has recently opened a completely redesigned store in the Houston area which incorporates the lessons learned during the rollout of Project Breakthrough in Dallas/Fort Worth. The new concept store integrates advanced merchandising concepts, state-of-the-art technology and expanded gasoline facilities. For this 4,000 square foot store, NCS has created a new logo, proprietary branded gasoline and pay-at-the-pump service. The Company expects the store will generate total revenues approximately three times greater than NCS's average store. During fiscal 1996, the Company expects to construct approximately five such stores.

     o FLEET CARD. NCS has entered into an alliance with Wright Express that will provide for the acceptance of the Wright Express Universal Fleet Card at all 595 Stop N Go gasoline stores beginning this October. This card is the most accepted of its kind in the U.S. The venture, combined with recent capital improvements in gasoline facilities, should enable the Company to generate significant additional gasoline sales volumes from fleet customers.

     o TEXAS FOCUS. As the largest operator of convenience stores in Texas, the Company believes it is in a unique position to capitalize on the currently booming Texas economy, as well as the improved competitive position and economies of scale inherent in a single regional market.

     The benefits of the Company's long-term business strategy have begun to be reflected in its earnings in recent quarters, including a threefold increase in earnings for the fourth quarter of fiscal 1995 as compared with the same period in the preceding fiscal year and a substantial increase in unaudited earnings for the first two months of fiscal 1996 as compared with the same period in the prior year (in each case excluding non-recurring gains and losses). The Company's capital budget for fiscal 1996 is $33 million. With the full implementation of Project Breakthrough, the new concept store program, and the new ATM and commercial gasoline fleet agreements, the Company believes that its growth and earnings prospects are excellent.

     The Board has postponed to an undetermined date the Company's annual meeting, which was scheduled for November 7, 1995, and the related record date, while it explores alternative transactions.

     The Company is filing today with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the Company's recommendation with respect to the Circle K offer. The Schedule 14D-9 will also be mailed to all securityholders.

     National Convenience Stores Incorporated, headquartered in Houston, Texas, is the largest convenience store chain in Texas, operating primarily in the geographic area known as the "Texas Triangle," which encompasses Houston, Dallas/Fort Worth and San Antonio. The Company maintains its leading position through the operation of approximately 660 Stop N Go stores throughout Texas and employs approximately 5,000 people throughout the state. NCS sells gasoline at about 595 of its stores.

                                 #     #     #

                                                                         ANNEX C

                           [MERRILL LYNCH LETTERHEAD]

                                                              September 18, 1995

Board of Directors
National Convenience Stores Incorporated
100 Waugh Drive
Houston, TX 77007

Gentlemen:

     Circle K Acquisition, Inc. (the "Purchaser"), an indirect wholly-owned subsidiary of The Circle K Corporation ("Circle K"), has commenced an offer (the "Offer") to acquire all of the outstanding shares of common stock of National Convenience Stores Incorporated (the "Company"), par value $0.01 per share, including the associated rights to purchase preferred stock (the "Shares"), at $20.00 per Share, and all outstanding warrants to purchase Shares (the "Warrants") issued pursuant to the warrant agreement dated as of March 9, 1993 between the Company and Boatman's Trust Company, as Warrant Agent, at a purchase price of $2.25 per Warrant, in each case, net to the seller in cash, subject to the terms and conditions set forth in its Offer to Purchase and the related Letters of Transmittal dated September 7, 1995 (the "Offer to Purchase"). You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Shares and the holders of the Warrants pursuant to the Offer is adequate to such Shareholders and Warrant holders, other than Circle K and the Purchaser, from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the two fiscal years ended June 30, 1994 and the Company's Form 10-Q and the related unaudited financial information for the quarterly periods ending September 30, 1994, December 31, 1994 and March 31, 1995;

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

     (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

     (4) Reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company;

     (5) Compared the results of operations of the Company with that of certain companies which we deemed to be reasonably similar to the Company;

     (6) Compared the proposed financial terms of the Offer with financial terms of certain other transactions which we deemed to be relevant;

     (7) Reviewed the Tender Offer Statement on Schedule 14D-1, dated September 7, 1995 (including the Offer to Purchase) filed by the Purchaser and Circle K with the Securities and Exchange Commission in connection with the Offer; and

     (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

     We have, in the past, provided financial advisory and financing services to the Company and Circle K and have received fees for the rendering of such services.

     In addition, in the ordinary course of business, we may actively trade the securities of both the Company and Circle K for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company and Circle K.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the holders of the Shares and the holders of the Warrants pursuant to the Offer is inadequate to such Shareholders and Warrant holders, other than Circle K and the Purchaser, from a financial point of view.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                            SMITH INCORPORATED

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                       DESCRIPTION                                PAGE NO.
 -------                                     -----------                                --------
Exhibit 1      Pages 8 through 11 of the Proxy Statement dated September 27, 1994 relating to the Company's Annual Meeting of Stockholders held November
               10, 1994.

Exhibit 2      Amended and Restated National Convenience Stores Incorporated Officers'
               Retirement Plan effective as of August 31, 1995 (incorporated by reference from Exhibit 99.4 to the Company's Current Report on Form 8-K
               filed on September 15, 1995).

Exhibit 3      Amended and Restated Trust under National Convenience Stores
               Incorporated Officers' Retirement Plan effective as of August 31, 1995, by and between the Company and Bank One, Texas, N.A. (incorporated by reference from Exhibit 99.5 to the Company's Current Report on Form 8-K
               filed on September 15, 1995).

Exhibit 4      Amended and Restated National Convenience Stores Incorporated
               Directors' Retirement Plan effective as of August 31, 1995
               (incorporated by reference from Exhibit 99.6 to the Company's Current
               Report on Form 8-K filed on September 15, 1995).

Exhibit 5      Amended and Restated Trust under National Convenience Stores
               Incorporated Directors' Retirement Plan effective as of August 31,
               1995, by and between the Company and Bank One, Texas, N.A.
               (incorporated by reference from Exhibit 99.7 to the Company's Current
               Report on Form 8-K filed on September 15, 1995).

Exhibit 6      Agreement Amending and Restating Employment Agreement executed as of
               August 31, 1995 but effective from and after July 1, 1995 by and between the Company and V.H. Van Horn (incorporated by reference from
               Exhibit 99.10 to the Company's Current Report on Form 8-K filed on
               September 15, 1995).

Exhibit 7      Agreement Amending and Restating Employment Agreement executed as of
               August 31, 1995 but effective as of May 18, 1993 by and between the
               Company and A.J. Gallerano (incorporated by reference from Exhibit
               99.11 to the Company's Current Report on Form 8-K filed on September
               15, 1995).

Exhibit 8      Agreement Amending and Restating Employment Agreement executed as of
               August 31, 1995 but effective as of May 18, 1993 by and between the
               Company and Arnold Van Zanten (incorporated by reference from Exhibit
               99.12 to the Company's Current Report on Form 8-K filed on September
               15, 1995).

Exhibit 9      Agreement Amending and Restating Employment Agreement executed as of
               August 31, 1995 but effective as of May 18, 1993 by and between the
               Company and C.R. Wortham (incorporated by reference from Exhibit 99.13 to the Company's Current Report on Form 8-K filed on September 15,
               1995).

Exhibit 10     Agreement Amending and Restating Employment Agreement executed as of
               August 31, 1995 but effective as of May 18, 1993 by and between the
               Company and Brian Fontana (incorporated by reference from Exhibit 99.14 to the Company's Current Report on Form 8-K filed on September 15,
               1995).

Exhibit 11     Agreement Amending and Restating Employment Agreement executed as of
               August 31, 1995 but effective as of October 31, 1994 by and between the
               Company and Douglas B. Binford (incorporated by reference from Exhibit
               99.15 to the Company's Current Report on Form 8-K filed on September
               15, 1995).

Exhibit 12     Employment Agreement executed as of March 21, 1995 but effective as of
               February 1, 1995 by and between the Company and Janice E. Bryant
               (incorporated by reference from Exhibit 99.16 to the Company's Current
               Report on Form 8-K filed on September 15, 1995).

 EXHIBIT
   NO.                                       DESCRIPTION                                PAGE NO.
 -------                                     -----------                                --------
Exhibit 13     Form of Director Agreement effective as of August 31, 1995 by and between the Company and each of Richard C. Steadman, Dunbar N.
               Chambers, Jr., Charles J. Luellen, Raymond W. Oeland, Jr., Lionel Sosa,
               Robert B. Stobaugh, and William K. Wilde (incorporated by reference from Exhibit 99.9 to the Company's Current Report on Form 8-K filed on
               September 15, 1995).

Exhibit 14     Twenty-second Amendment to the Company's Profit Sharing Plan and Trust
               effective as of July 1, 1995 (incorporated by reference from Exhibit
               99.8 to the Company's Current Report on Form 8-K filed on September 15,
               1995).

Exhibit 15     Form of Indemnification Agreement for officers and directors of the
               Company dated as of July 18, 1986 (incorporated by reference from
               Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended June 30, 1987 (Commission File No. 1-7936)).

Exhibit 16     The Company's 1993 Non-Qualified Stock Option Plan dated as of March 9,
               1993 (incorporated by reference from Exhibit 10(b) the Company's
               Quarterly Report on Form 10-Q for the quarter ended March 31, 1993).

Exhibit 17     Letter dated August 8, 1995 from The Circle K Corporation to V.H. Van
               Horn.

Exhibit 18* Letter to National Convenience Stores Incorporated stockholders and warrantholders dated September 19, 1995.

Exhibit 19*    Press release issued by National Convenience Stores Incorporated on
               September 19, 1995.

Exhibit 20*    Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated
               September 18, 1995.

Exhibit 21     Class Action Complaint, Thomas J. McKula, Jr., on behalf of himself and all others similarly situated v. William K. Wilde, et al., C.A. 14481
               (Chancery Court for the State of Delaware in and for New Castle County)
               (as filed August 15, 1995) (incorporated by reference from Exhibit 99.3 to the Company's Current Report on Form 8-K dated August 11, 1995).

Exhibit 22     Class Action Complaint, Crandon Capital Partners v. V.H. Van Horn, et
               al., C.A. 14489 (Chancery Court of the State of Delaware in and for New
               Castle County) (as filed August 18, 1995) (incorporated by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K filed on
               September 15, 1995).

Exhibit 23     Complaint, The Circle K Corporation v. National Convenience Stores
               Incorporated, et al., C.A. 95-537 (U.S. District Court for the District
               of Delaware) (as filed September 5, 1995) (incorporated by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K filed on
               September 15, 1995).

Exhibit 24     Complaint, The Circle K Corporation v. National Convenience Stores
               Incorporated, et al., C.A. 14518 (Chancery Court of the State of
               Delaware in and for New Castle County) (as filed September 5, 1995)
               (incorporated by reference from Exhibit 99.3 to the Company's Current
               Report on Form 8-K filed on September 15, 1995).

Exhibit 25     Rights Agreement dated as of August 31, 1995 between the Company and
               Boatmen's Trust Company, as Rights Agent (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K dated
               August 31, 1995).

Exhibit 26     (a) Letter dated August 10, 1995 from The Circle K Corporation to Mr.
                   A. J. Gallerano (incorporated by reference from Exhibit 99.1(a) to the
                   Company's Current Report on Form 8-K dated August 11, 1995).

 EXHIBIT
   NO.                                       DESCRIPTION                                PAGE NO.
 -------                                     -----------                                --------
               (b) Letter dated August 10, 1995 from Cede & Co., indirectly on behalf of The Circle K Corporation to Mr. A. J. Gallerano, including the exhibits thereto (incorporated by reference from Exhibit 99.1(b) to the Company's Current Report on Form 8-K dated August 11, 1995).

Exhibit 27     (a) Letter dated August 10, 1995 from Bedford Falls Investors, L.P. to
                   Mr. V. H. Van Horn (incorporated by reference from Exhibit 99.2(a) to the Company's Current Report on Form 8-K dated August 11, 1995).

               (b) Letter dated August 10, 1995 from Bedford Falls Investors, L.P. to the Company, including the exhibits (incorporated by reference from
                   Exhibit 99.2(b) to the Company's Current Report on Form 8-K dated
                   August 11, 1995).

Exhibit 28     The Company's Restated Certificate of Incorporation dated March 9, 1993
               (incorporated by reference from Exhibit 2.1 to the Company's Current
               Report on Form 8-K dated March 3, 1993).

---------------

* Included in copy sent to holders of Common Stock and Warrants.